Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated November 3, 2014

(To Preliminary Prospectus dated November 3, 2014)

Registration Statement No. 333-197660

On November 3, 2014, C. David Cush, President and Chief Executive Officer of Virgin America Inc. (the “Company”), sent an email message to Company employees advising that a certain number of shares to be offered in the Company’s initial public offering would be made available through the platform maintained by LOYAL3 Securities, Inc. The content of that email is set forth below.

Information on, or accessible through, the LOYAL3 Securities, Inc. website or any of the websites cited in the message is not part of this Free Writing Prospectus nor is it part of the preliminary prospectus or registration statement.

Dear Teammates,

Today I am pleased to provide you with details on a unique opportunity we are providing to Teammates to allow you to purchase shares in our Company at the time of IPO.

As you know, since our launch just over seven years ago, we’ve captured the most coveted best-in-class awards for our industry year after year. Our strong Teammate and guest-focused culture is a primary driver of our success. We are an award-winning airline with a growing population of loyal flyers today because of your hard work and commitment.

In recognition of your contribution to our success, we are offering Teammates the ability to buy shares in Virgin America in our IPO, at the same price, and at the same time, as Wall Street. The underwriters have reserved an allotment of the shares to be sold in the IPO to be offered to Teammates through LOYAL3, at the initial public offering price.

LOYAL3 provides a Social IPO™ Platform that makes it possible for designated individuals – in this case, our Virgin America Teammates – to purchase shares in our IPO in a manner similar to the large financial institutions and other professional investors. Of course, Teammate participation in this program is optional.

All Teammates will have the opportunity to purchase shares in our IPO through LOYAL3 in amounts ranging from $100-$10,000, with no transaction fees. We intend to prioritize Teammates and will do our best to fulfill each Teammate’s request up to the maximum cap of $10,000 per Teammate. This invitation is intended only to Teammates and is not transferable, so please don’t forward this email or provide information on this opportunity to others.

Congratulations for achieving yet another critical milestone in our Company’s development. For more information, to view a preliminary prospectus and to enroll, click: Virgin America IPO through the LOYAL3 Platform.

Thanks,

David

Questions and want to speak to someone from LOYAL3?

Email: support@loyal3.com

Phone: 855-256-9253

Web: www.loyal3.com

Virgin America, (the “Company”) has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained online or by requesting a copy from LOYAL3 Securities, Inc. by calling toll-free 1-855-256-9253 or emailing support@loyal3.com. U.S. residents only.

LOYAL3 Securities, Inc., a US-registered broker-dealer, is acting as a co-manager in the Virgin America IPO.